  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference
This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of CSR plc filed on June 26, 2009, the Registration Statement on Form S-8 (No. 333-162255) of CSR plc filed on October 1, 2009 and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F. This Form 6-K includes a Form S-8 conformed version of the Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 2, 2010. This Form S-8 conformed version of results was prepared solely for purposes of updating the Registration Statements referred to above and does not supersede the results for such periods as reported by the Registrant and furnished on Form 6-K on July 28, 2010.

Information furnished on this form:
Form S-8 conformed version of the Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 2, 2010.

Cautionary Note Regarding Forward Looking Statements
This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and the effects of the acquisition of APT Licensing Ltd (the ‘acquisition’), now a direct, wholly-owned subsidiary of CSR, as well as other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties.  These factors include, but are not limited to: the ability to realise the expected synergies from acquisitions in the amounts or in the timeframe anticipated, a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; declines in the average selling prices of CSR’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s subcontractors achieve with respect to CSR’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in the Annual Report and Financial Statements for the 52 weeks ended 1 January 2010, including, without limitation, under the heading “Risk Factors.”

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

EXHIBITS
Exhibit No.	Description

1.1	Form S-8 conformed version of the Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary